EF Hutton Acquisition Corporation I

24 Shipyard Drive, Suite 102

Hingham, MA 02043

Tel No. (929) 528-0767

November 7, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Evan Ewing

Re:	EF Hutton Acquisition Corporation I
Registration Statement on Form S-4
File No. 333-272914

Dear Ms. Donahue and Mr. Ewing:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), EF Hutton Acquisition Corporation I, a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, November 9, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify James Prestiano of Loeb & Loeb LLP, counsel to the Company, at (212) 407-4831 or at jprestiano@loeb.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

EF Hutton Acquisition Corporation I

By:	/s/ Benjamin Piggott
Name:	Benjamin Piggott
Title:	Chairman and Chief Executive Officer

cc:	Scott Wallace, Chief Executive Officer Humble Imports Inc., d/b/a ECD Auto Design